                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

/x/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 1999

      or

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES ACT OF 1934

For the transition period from ___________ to __________


                            Commission File No. 0-692

                            NORTHWESTERN CORPORATION
                            VARIABLE INVESTMENT PLAN
                              (Full title of plan)


                                     [LOGO]

                (Issuer of Securities Held Pursuant to the Plan)

                             125 South Dakota Avenue
                         Sioux Falls, South Dakota 57104
                          (Address of principal office)


SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWESTERN CORPORATION
VARIABLE INVESTMENT PLAN
--------------------------------------------------


Date:    September 19, 2000           /s/ David A. Monaghan
                                      ---------------------------
                                      Controller and Treasurer


INDEX                                                                  PAGE

Report of independent public accountants                                  1

Statements of net assets available for benefits                           2

Statements of changes in net assets available for benefits                3

Notes to financial statements                                             4

Schedule of assets held for investment purposes                           7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of
NorthWestern Corporation Variable Investment Plan:

We have audited the accompanying statements of net assets available for benefits of NorthWestern Corporation Variable Investment Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the NorthWestern Corporation Variable Investment Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/  Arthur Andersen LLP
-------------------------------


Minneapolis, Minnesota,
June 9, 2000

NORTHWESTERN CORPORATION VARIABLE INVESTMENT PLAN

Statements of net assets available for benefits

As of December 31

                                                             1999            1998
                                                         -------------  -------------
CASH AND CASH EQUIVALENTS                                $     183,974  $     160,329

ACCRUED INTEREST                                                 1,462         59,707

INVESTMENTS:
   At fair value-
      Mutual funds                                          29,134,010     21,287,612
      NorthWestern Corporation common stock                  3,578,762      4,069,842
      Loans to participants                                  1,153,002      1,226,495
   At contract value-
      Guaranteed annuity contract                            2,567,493      4,811,192
                                                         -------------  -------------
               Total investments                            36,433,267     31,395,141
                                                         -------------  -------------
NET ASSETS AVAILABLE FOR BENEFITS                          $36,618,703    $31,615,177
                                                         -------------  -------------
                                                         -------------  -------------

The accompanying notes are an integral part of these statements.

NORTHWESTERN CORPORATION VARIABLE INVESTMENT PLAN

Statements of changes in net assets available for benefits

For the years ended December 31

                                                                1999            1998
                                                            -------------  -------------
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year          $31,615,177    $27,246,854
                                                            -------------  -------------
INVESTMENT INCOME:
   Interest and dividends                                         679,173        922,284
   Net realized gain on investments                             1,300,762        545,615
   Net unrealized appreciation in fair value of investments     1,802,292      2,189,099
                                                            -------------  -------------
               Total investment income                          3,782,227      3,656,998
                                                            -------------  -------------
CONTRIBUTIONS:
   Employee                                                     1,881,873      1,630,112
   Employer                                                       603,814        411,324
   Rollover                                                       169,022        104,641
                                                            -------------  -------------
               Total contributions                              2,654,709      2,146,077

NET LOAN ACTIVITY                                                  (2,150)        36,587

BENEFIT DISTRIBUTIONS TO PARTICIPANTS                          (1,431,260)    (1,471,339)
                                                            -------------  -------------
               Net increase                                     5,003,526      4,368,323
                                                            -------------  -------------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                $36,618,703    $31,615,177
                                                            -------------  -------------
                                                            -------------  -------------

The accompanying notes are an integral part of these statements.

NORTHWESTERN CORPORATION VARIABLE INVESTMENT PLAN

Notes to financial statements

December 31, 1999 and 1998


1   PLAN DESCRIPTION

NorthWestern Corporation Variable Investment Plan (the Plan) is a voluntary defined contribution plan under Section 401(k) of the Internal Revenue Code (the
Code), and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.

GENERAL

NorthWestern Corporation (the Company) is the sponsor and administrator of the Plan. The Company has appointed Wells Fargo, formerly Norwest Bank Minnesota, N.A., as asset custodian and trustee. All plan expenses were paid by the Company and totaled approximately $30,300 and $45,000 for the years ended December 31, 1999 and 1998.

CONTRIBUTIONS

Participating employees may contribute from 2 percent to 12 percent of their compensation to the Plan, subject to certain limitations as defined in the plan agreement. The Company contributes an amount equal to one-half of the participant's contribution, up to a maximum of 3 percent of the participant's defined compensation. Additionally, effective November 1998, upon commencement of employment, 2 percent of each employee's compensation is automatically contributed to the Plan until further notification by the employee.

ELIGIBILITY

Any employee who has attained age 21 is eligible for the Plan. Effective November 1998, an employee of the Company is eligible for participation in the Plan, either on the first day of the first month of employment, if the employee begins employment on that day, or if the employee begins work after the first day of the month, on the first day of the subsequent month.

VESTING

Participants are fully vested in the total value of their respective accounts at all times.

PARTICIPANT LOANS

Participants may apply for loans from the Plan in amounts of up to one-half of their account balances, subject to certain limitations. Loans must be paid back over 5 years, or 10 years for the acquisition of a primary residence. Loan rates ranged from 8.0 percent to 10.5 percent for the years ended December 31, 1999 and 1998.

DISTRIBUTIONS TO PARTICIPANTS

The full value of a participant's account is distributable upon the participant's separation from service, disability, death, retirement, attainment of age 59 1/2 or immediate financial hardship, as defined in the plan agreement. Distributions may be received in a lump sum or in installments. Early withdrawals are currently subject to an additional tax by the Internal Revenue Service.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

INVESTMENT OPTIONS

Participants may direct their contributions and account balances into any of the following seven options:

            Fund                                  Description
------------------------------      -------------------------------------------
Wells Fargo Stable Value Fund       This fund seeks to provide principal
                                    protection while exceeding returns of
                                    shorter maturity instruments over time with a more stable yield profile.


Wells Fargo Income Equity Fund      This fund seeks to provide long-term capital
                                    growth and current income by investing in stock of large-sized companies.


Dodge & Cox Balanced Fund           This fund seeks to provide income,
                                    conservation of principal and long-term
                                    growth of capital and income by investing in stocks and bonds.

Wells Fargo Small Capital
Opportunities Fund                  This fund seeks to provide long-term growth
                                    of capital by investing in stock of
                                    small-sized growth companies at a reasonable price.

MFS Emerging Growth Fund            This fund seeks to provide long-term growth
                                    of capital by investing in stock of small- and medium-sized growth companies.

Templeton Foreign Fund              This fund seeks to provide long-term capital
                                    growth by investing in stock of companies outside the United States that are typically large in size and undervalued.

NorthWestern Corporation
common stock                        This fund seeks to provide long-term capital
                                    growth and income through investments in the Company's common stock.

John Hancock Guaranteed
Annuity Contract                    This contract is no longer an investment
                                    option for participants. The balance in this account is being paid out to the current plan investment options over a five-year period concluding in 2000.

INVESTMENT VALUATION

Investments are recorded at fair value, except for the John Hancock Guaranteed Annuity Contract which is stated at contract value (see Note 4). Fair value is determined by quoted market prices of the underlying securities in each of the investment accounts.

Realized gains or losses on sales of investments are computed based on the difference between the sales proceeds of investments sold and their market value as of the beginning of the year, or cost if purchased during the year. Unrealized appreciation or depreciation is computed based on changes in the fair value of investments between years.

RECLASSIFICATIONS

Certain 1998 amounts have been reclassified to conform to the 1999 presentation. These reclassifications had no effect on net assets available for benefits as previously reported.

3   INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31:

                                                                1999           1998
                                                          ------------   -------------
            John Hancock Guaranteed Annuity Contract         $  2,567,493    $4,811,192
            Wells Fargo Stable Value Fund                       6,991,731     4,221,785
            Wells Fargo Income Equity Fund                     11,140,312     9,610,904
            Dodge & Cox Balanced Fund                           2,654,657     2,137,270
            MFS Emerging Growth Fund                            7,064,252     4,503,064
            NorthWestern Corporation common stock               3,578,762     4,069,842

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $3,103,054 as follows:

            Mutual funds                              $3,824,097
            Common stock                                (721,043)
                                                     -----------
                                                      $3,103,054
                                                     ===========

4   GUARANTEED ANNUITY CONTRACT

The Plan holds a guaranteed annuity contract with John Hancock Mutual Life Insurance Company (John Hancock). The account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses. The contract is included in these financial statements at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 1999 and 1998 was $2,587,063 and $4,904,711 based on fair value discount rates of approximately 6.2 percent and 5.3 percent at December 31, 1999 and 1998. The crediting interest rate was approximately 6.7 percent at December 31, 1999 and 1998. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

5   PARTY-IN-INTEREST TRANSACTIONS

The investments managed by Wells Fargo and the Plan's purchase of the NorthWestern Corporation common stock qualify as exempt party-in-interest transactions.

6   TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 5, 1996, that the Plan is in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

7   PLAN AMENDMENT AND TERMINATION

While it presently has expressed no intention to do so, the Company reserves the right to amend or terminate the Plan at any time. In the event of termination, the assets of the Plan will be distributed in accordance with the plan document.

NORTHWESTERN CORPORATION VARIABLE INVESTMENT PLAN

Schedule of assets held for investment purposes

As of December 31, 1999

                              Fund description                                        Historical cost    Fair value
-----------------------------------------------------------------------------         ---------------   ------------
John Hancock Guaranteed Annuity Contract                                                    **          $  2,567,493
Wells Fargo Stable Value Fund*                                                              **             6,991,731
Wells Fargo Income Equity Fund*                                                             **            11,140,312
Dodge & Cox Balanced Fund                                                                   **             2,654,657
Wells Fargo Small Capital Opportunities Fund*                                               **               854,179
MFS Emerging Growth Fund                                                                    **             7,064,252
Templeton Foreign Fund                                                                      **               428,879
NorthWestern Corporation common stock*                                                      **             3,578,762
Loans receivable from participants, interest rates ranging from 8.0 percent to
   11.5 percent                                                                                            1,153,002
                                                                                                         -----------
               Total                                                                                     $36,433,267
                                                                                                         -----------
                                                                                                         -----------

*Denotes party in interest.
**Historical cost is omitted for participant-directed investments.